October 14, 2011
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Mr. Patrick Kuhn, Staff Accountant

Re:	Visteon Corporation Form 8-K Filed October 4, 2011 File No. 001-15827
Dear Mr. Kuhn:
This letter is in response to your comment letter dated October 11, 2011 directed to Mr. Michael J. Widgren, Vice President, Corporate Controller and Chief Accounting Officer of Visteon Corporation (the “Company”). Your comment is reproduced below in bold italics, followed by the Company’s response.
1. We remind you that your Form 8-K will need to be amended within five business days of the conclusion of your 2011 fiscal year audit and the filing of the related Form 10-K, which appears to be the date of the intended dismissal of PricewaterhouseCoopers LLP, as stated in the Item 4.01 [of] Form 8-K filed on October 4, 2011. The amended Form 8-K should indicate whether there are any disagreements between the Company and PricewaterhouseCoopers LLP through that date and include an updated letter from PricewaterhouseCoopers LLP addressing your revised disclosure, filed as an exhibit to your amended Form 8-K. Please affirm to us that you will amend your Form 8-K to provide the updated disclosure within the five days of the conclusion of your 2011 fiscal year audit and the filing of the related Form 10-K.
The Company affirms that it will amend its Form 8-K to provide the updated disclosure within the five days of the conclusion of its 2011 fiscal year audit and the filing of its related Form 10-K, which is the date of the Company’s intended dismissal of PricewaterhouseCoopers LLP.
* * * * * * * *

We acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions regarding the matters discussed in this letter, you may contact Mr. Michael J. Widgren at (734) 710-2227 or me at (734) 710-5266.
Very truly yours,
/s/ Peter M. Ziparo
Peter M. Ziparo
Assistant General Counsel

cc:	Mr. William G. Quigley, III Mr. Michael J. Widgren Michael K. Sharnas, Esq.